NANO HOLDINGS INTERNATIONAL, INC.
1640 Terrace Way
Walnut Creek, California 94597
(925) 938-0406

October 3, 2008

Division of Corporate Finance                                                                                             VIA EDGAR AND FAX
United States Securities and Exchange Commission
Attn: Dana Brown
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3859
Fax: (202) 813-6963

Re:	Nano Holdings International, Inc.
Post Effective Amendment No. 1 to Form SB-2 on Form S-l
Filed July 02, 2008
File No. 333-136215

Dear Mr. Brown:

In response to your comment letter dated July 25, 2008, Nano Holdings International, Inc. (the “Company”) has the following responses:

Internal Control over Financial Reporting

1.        Please confirm that you have complied with all outstanding comments issued in our letter dated July 22, 2008 regarding management's assessment of internal control over financial reporting on your Form 10-KSB for the year ended December 31, 2007.
RESPONSE:

The Company has complied with all outstanding comments issued in your letter dated July 22, 2008 regarding management’s assessment of internal control over financial reporting in the Company’s Form 10-KSB for the year ended December 31, 2007.

As such, request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Tuesday, October 7, 2008, or as soon thereafter as practicable.

Additionally, the Company acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

David Rector, Chief Executive Officer and Chief Financial Officer
Nano Holdings International, Inc.